UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    AMERICAN NANO SILICON TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   0001415917
                                 (CUSIP Number)

                                 August 30, 2010
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.
0001415917
--------------------------------------------------------------------------------
1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      T Squared Investments LLC
      26-0147159
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
Number            5)    Sole Voting Power
of Shares
Beneficially            2,625,000
Owned             --------------------------------------------------------------
by Each           6)    Shared Voting Power
Reporting
Person
With              --------------------------------------------------------------
                  7)    Sole Dispositive Power

                        3,086,916
                  --------------------------------------------------------------
                  8)    Shared Dispositive Power


--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,086,916
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9

      9.99%
--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      IA
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER
      American Nano Silicon Technologies, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
      c/o 100 Wall Street, 15th Floor
      New York, New York 10005

ITEM 2.

(A)   NAME OF PERSONS FILING
      T Squared Investments LLC

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
      1325 Sixth Ave., Floor 27
      New York, NY 10019

(C)   CITIZENSHIP
      United States

(D)   TITLE OF CLASS OF SECURITIES
      See Cover Page

(E)   CUSIP NUMBER
      See Cover Page

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e)   |X| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).
      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
      (j)   |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:
            See Number 9, on page 2

      (b)   Percent of class:
            See Number 11 on page 2

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  See Number 5 on page 2.

            (ii)  Shared power to vote or to direct the vote:
                  See Number 6 on page 2.

            (iii) Sole power to dispose or to direct the disposition of:
                  See Number 7 on page 2.

            (iv)  Shared power to dispose or to direct the disposition of:
                  See Number 8 on page 2.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: 8/30/2010


                                   By:  /s/ Thomas Sauve
                                        ----------------------------
                                        Name:  Thomas Sauve
                                        Title: Managing Member